BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE

FISCAL COUNCIL HELD ON DECEMBER 16, 2021

1.           Date, Time and Place: Held on December 16, 2021, at 12:00 a.m. by videoconference.

2.           Summons and Presence: Summons duly held pursuant to the Fiscal Council Internal Regulation, with the presence of the totality of the members of the Fiscal Council: as follows: Mr. Attílio Guaspari, Mrs. Maria Paula Soares Aranha and Mr. André Vicentini.

3.           Presiding Board: Chairman: Attílio Guaspari. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: Exam of the proposal of the Board of Directors to increase the Company's stock capital.

5.           Matters and Resolutions: Proposal of the Board of Directors to carry out an increase in the share capital of the Company.

5.1.       Members of the Fiscal Council unanimously decided, in the form of the attached statement, to issue an opinion favorably to the approval of the Company's stock capital increase, through the issuance up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value, including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR), by means of a public offering for primary distribution, in Brazil, in a non-organized over-the-counter market, with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009, and with placement efforts abroad, in accordance with the applicable regulation, as per opinion attached as Annex I to these minutes.

6.           Documents Filed at the Company: The documents analyzed by the members of the Fiscal Council, together with those related to the information presented during the meeting, were filed at the Company's headquarters.

7.           Closure: There being no further business to discuss, the Chairman adjourned the meeting and these minutes were drawn up, read, approved and signed by all present.

I certify that the above text is an extract of the minutes drawn up in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Fiscal Council.

São Paulo, December 16, 2021.

______________________________________________

Carlos Eduardo de Castro Neves

Secretary

Minutes of the Extraordinary Meeting of the Fiscal Council of BRF.S.A. held on December 16, 2021

Annex I

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

Opinion of the Fiscal Council of BRF S.A.

The Fiscal Council of BRF S.A. ("Company"), in the exercise of the attributions conferred on it by article 163, III, of Law nº 6. 404, of December 15, 1976, as well as by the legal and statutory provisions, and in light of article 166, paragraph 2, of the referred Law, has examined the Board of Directors' proposal to increase the Company's stock capital by issuing up to three hundred and twenty-five million (325,000,000) new common, nominative shares with no par value, including in the form of American Depositary Shares (ADS) represented by American Depositary Receipts (ADR), by means of a public offering for primary distribution, in Brazil, in a non-organized over-the-counter market, with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009, and with placement efforts abroad, in compliance with the applicable regulation. Based on the clarifications provided, the undersigned members of the Fiscal Council issued a favorable opinion on the Company's capital increase proposal.

São Paulo – SP, December 16, 2021

Attílio Guaspari	Maria Paula Soares Aranha
André Vicentini

Minutes of the Extraordinary Meeting of the Fiscal Council of BRF.S.A. held on December 16, 2021